As filed with the Securities and Exchange Commission on January 11, 2002
File No. 70-9947
United States Securities and Exchange Commission Washington, D.C. 20549 ________________________________________
PRE-EFFECTIVE AMENDMENT NO. 1 TO FORM U-1 APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ________________________________________

New RC, Inc.
Potomac Electric Power Company
701 Ninth Street
10th Floor, Suite 1300
Washington, DC 20068

Edison Capital Reserves Corporation
300 Delaware Avenue, 9th Floor
Wilmington, DE 19801

Pepco Holdings, Inc.
Potomac Capital Investment Corporation
American Energy Corporation
Edison Place, LLC
PCI Energy Corporation
Pepco Enterprises, Inc.
Energy and Telecommunications Services, LLC
Severn Cable LLC
Severn Construction, LLC
W.A. Chester, LLC
W.A. Chester Corporation
Pepco Technologies, LLC
Potomac Capital Markets Corporation
Potomac Harmans Corporation
Potomac Capital Joint Leasing Corporation
PCI Holdings, Inc.
Potomac Delaware Leasing Corporation
PCI Nevada Investments
Potomac Leasing Associates, LP
Pepco Energy Company
Potomac Land Corporation
Longwood Estates Company
Harmans Building Associates
PepMarket.com
1801 K Street, N.W.
Suite 900
Washington, DC 20006

Pepco Energy Services, Inc.
Pepco Building Services, Inc.
MET Electrical Testing Company, Inc.
Substation Test Company, Inc.
Engineered Services, Inc.
G&L Mechanical Services, Inc.
Unitemp, Inc.
PES Home Services of Virginia
Potomac Power Resources, Inc.
Seaboard Mechanical Services, Inc.
2000 K Street, N.W.
Suite 750
Washington, DC 20006

PCI Air Management Corporation
Potomac Aircraft Leasing Corporation
Potomac Nevada Corporation
Potomac Nevada Leasing Corporation
Potomac Equipment Leasing Corporation
Potomac Nevada Investment, Inc.
1575 Delucchi Lane
Suite 115
Reno, NV 89502

Friendly Skies, Inc.
5 Kronprindsens Gade
St. Thomas
USV1

PCI Engine Trading, Ltd.
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Conectiv
ACE REIT, Inc.
ATE Investment, Inc.
ATS Operating Services, Inc.
Atlantic City Electric Company
Atlantic Generation, Inc.
Atlantic Jersey Thermal Systems, Inc.
Atlantic Southern Properties, Inc.
Binghamton General, Inc.
Binghamton Limited, Inc.
Conectiv Atlantic Generation, L.L.C.
Conectiv Bethlehem, Inc.
Conectiv Communications, Inc.
Conectiv Delmarva Generation, Inc.
Conectiv Energy Holding Company
Conectiv Energy Supply, Inc.
Conectiv Mid-Merit, Inc.
Conectiv Operating Services Company
Conectiv Properties and Investments, Inc.
Conectiv Resource Partners, Inc.
Conectiv Services, Inc.
Conectiv Solutions LLC.
Conectiv Thermal Systems, Inc.
DCI I, Inc.
DCI II, Inc.
DCTC-Burney, Inc.
Delmarva Power & Light Company
King Street Assurance Ltd.
Pedrick Gen., Inc.
Vineland Limited, Inc.
Vineland General, Inc.
800 King Street
Wilmington, DE 19899

Conectiv Plumbing, L.L.C.
621 Chapel Avenue
Cherry Hill, NJ 08034

(Names of companies filing this statement
and addresses of principal executive offices)

New RC, Inc. (Name of top registered holding company)
Dennis R. Wraase President New RC, Inc. 701 Ninth Street, NW Washington, DC 20068	William T. Torgerson, Esq. General Counsel Potomac Electric Power Company 701 Ninth Street, NW Washington, DC 20068	Peter F. Clark, Esq. Vice President, General Counsel and Secretary Conectiv 800 King Street Wilmington, DE 19801
(Names and addresses of agents for service)
The Commission is also requested to send copies of any communication in connection with this matter to:
Sheri E. Bloomberg, Esq. Sônia Mendonça, Esq. LeBoeuf, Lamb, Greene & MacRae, L.L.P. 125 West 55th Street New York, NY 10019-5389 Telephone: (212) 424-8000 Facsimile: (212) 424-8500		Judith A. Center, Esq. William C. Weeden Skadden, Arps, Slate, Meagher & Flom, LLP 1440 New York Avenue, NW Washington, DC 20005 Telephone: (202) 371-7000 Facsimile: (202) 371-5760

________________________________________________________________________________
________________________________________________________________________________

The Application-Declaration as previously filed is hereby amended as follows:

Item 1. Description of Proposed Transactions

A.  Introduction and General Request

     1.  Introduction

New RC, Inc., a Delaware corporation ("New RC"), and Conectiv, a Delaware corporation and a registered public utility holding company, filed an Application-Declaration on Form U-1 (File No.
70-9915) on July 20, 2001 (the "Merger U-1") with the Securities and Exchange Commission (the
"Commission") under Sections 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935,
as amended (the "Act"), seeking approvals relating to the proposed acquisition by New RC of all of the common stock of Conectiv and Potomac Electric Power Company, a Washington, D.C. and
Virginia corporation ("Pepco") (the "Merger"). Prior to the Merger, New RC will be renamed. Upon consummation of the Merger, New RC will register with the Commission under the Act.

Upon completion of the Merger, New RC will own, directly or indirectly, all of the issued and outstanding common stock of five public utility subsidiary companies.1 These include Pepco,
Atlantic City Electric Company, a New Jersey corporation ("ACE"), Delmarva Power & Light
Company, a Delaware and Virginia corporation ("Delmarva"), Conectiv Atlantic Generation L.L.C.,
a Delaware limited liability company ("CAG") and Conectiv Delmarva Generation, Inc., a
Delaware corporation ("CDG"). Collectively, ACE, Delmarva, CAG, CDG and any New Utility
Subsidiary that may be established are referred to as the "Conectiv Utility Subsidiaries", and together with Pepco, are referred to as the "Utility Subsidiaries." Pepco, ACE and Delmarva are
sometimes collectively referred to as the "Operating Utility Companies."

Upon completion of the Merger, New RC also will hold, directly or indirectly, all of the nonutility subsidiaries and investments currently owned by Pepco and Conectiv (collectively, the "Nonutility
Subsidiaries").

New RC will maintain Conectiv as a direct wholly owned subsidiary after the Merger. Conectiv, which will remain a registered holding company, will hold, directly or indirectly, all of the voting securities of the Conectiv Utility Subsidiaries and its investments in other direct and indirect
Nonutility Subsidiaries.

In addition to Conectiv, the New RC System (as defined below) is expected to include two other registered holding companies: CEH, the parent of CDG, and ACE REIT, Inc. ("ACE REIT"), a direct subsidiary of CEH and the parent of CAG until such time as CDG and CAG achieve exempt wholesale generator ("EWG") status.2

____________________
1Pursuant to the Order of the Commission (HCAR No. 35-27415; 70-9095) dated June 7, 2001,
Conectiv Energy Holding Company ("CEH") is authorized to establish additional direct subsidiaries
("the "New Utility Subsidiaries") which will be considered utility companies under the Act.
2Pursuant to the Order of the Commission (HCAR No. 35-27415; 70-9095) dated June 7, 2001,
CEH and ACE REIT will be required to register as public utility holding companies under Section 5 of the Act upon the occurrence of certain events. All reporting requirements under the Act for CEH and ACE REIT will be subsumed in the reporting requirements for Conectiv. After the Merger, all reporting requirements under the Act for Conectiv, CEH and ACE REIT will be subsumed in the reporting requirements for New RC.
----------------------

Each of the entities that will be directly or indirectly owned subsidiaries of New RC upon consummation of the acquisition described in the Merger U-1 is referred to herein individually as a
"Subsidiary" and collectively as "Subsidiaries." For purposes hereof, "Subsidiary" and
"Subsidiaries" also include other direct or indirect subsidiaries that New RC may form after the
Merger with the approval of the Commission, pursuant to the Rule 58 exemption or pursuant to
Sections 32, 33 or 34 of the Act. New RC and the Subsidiaries are sometimes hereinafter collectively referred to as the "New RC System." For purposes of Item 1.F.7(b)(i) of this
Application-Declaration, "Money Pool," the term "Subsidiary" or "Subsidiaries" shall include only the companies specifically referred to on the cover and named on the signature page of this
Application-Declaration (excluding EWGs, foreign utility companies ("FUCOs") and exempt telecommunications companies ("ETCs"), which will not participate in the money pool). The
Commission is asked to reserve jurisdiction over the participation in the money pool by existing companies not currently participating in the money pool and by future companies formed by New
RC until a specific post-effective amendment is filed naming the subsidiary to be added as a participant in the money pool.

A more complete description of New RC, Pepco and Conectiv, and their respective subsidiaries, is contained in the Merger U-1.

     2.  General Request

This Application-Declaration seeks the authorization and approval of the Commission with respect to ongoing financing activities, the provision of guarantees, and other matters pertaining to New RC and its Subsidiaries after giving effect to the Merger and registration of New RC as a holding company. Specifically, this Application-Declaration seeks, among other things, the following authorizations and approvals of the Commission:

•

In order to ensure that the New RC System is able to meet its capital requirements immediately following registration and plan its future financing, New RC and its Subsidiaries hereby request authorization for financing transactions for the period beginning with the effective date of an order issued pursuant to this filing and continuing to and including March 31, 2005 (the "Authorization Period");

•

New RC requests that the Commission approve the aggregate financing request in the amount of $3.5 billion representing financing authorizations relating to equity securities, preferred securities and debt securities (the "New RC Financing Limit"), of which no more than $2.5 billion will be short-term debt outstanding at any point in time (the "New RC Short-Term Debt Limit") and of which no more than $1.5 billion will be used to provide external Genco financing (the "Genco Financing Limit") as more fully described below;

•

New RC requests that the Commission approve the issuance of long-term debt securities and preferred securities by Pepco in an aggregate amount not to exceed $800 million during the Authorization Period and the issuance of short-term debt securities by Pepco and Delmarva in amounts not to exceed $300 million and $275 million, respectively, outstanding at any time during the Authorization Period as more fully described below;

•

New RC requests that the Commission approve the issuance of up to 20 million shares of common stock under stock purchase/dividend reinvestment plans and stock-based management incentive and employee benefit plans pursuant to Sections 6(a) and 7 of the Act, all as more specifically described below (the "Common Stock Plan Limit");

•

New RC requests that the Commission approve the issuance by New RC, Pepco, CEH, Conectiv and the Nonutility Subsidiaries of guarantees in an aggregate amount not to exceed $3.5 billion outstanding at any time as more fully described below (the "New RC Guarantee Limit");

•

New RC requests that the Commission authorize and approve under other sections of the Act and applicable rules and regulations of the Commission promulgated thereunder the intrasystem guarantees, the formation and operation of the New RC System money pool ("Money Pool") and the payment of dividends out of capital or unearned surplus by New RC and certain Subsidiaries as more fully described below; and

•

New RC requests that the Commission approve the use of the proceeds of financings in an amount not to exceed 100% of New RC's consolidated retained earnings plus $3.5 billion (the "New RC Exempt Project Limit") for investments in EWGs and FUCOs as more fully described below.

B.  Description of the Parties to the Transaction

Immediately following the consummation of the Merger, New RC will have up to five direct subsidiaries:

•

Pepco, a public utility company engaged in the transmission, distribution and sale of electricity in the District of Columbia and major portions of Prince George's and Montgomery counties in suburban Maryland;

•	Conectiv, a registered holding company under the Act;
•

It is expected that a reorganization will occur shortly after the consummation of the Merger, when Pepco and New RC will effect a transaction by which Potomac Capital Investment Corporation and Pepco Energy Services, Inc., will become first tier subsidiaries of New RC and Pepco Holdings, Inc., the current holding company for all Pepco's non-regulated business activities, will cease to exist; and

•

If deemed appropriate based on tax and regulatory considerations, the service company for the New RC System, which may be either Conectiv Resource Partners, Inc. ("CRP") or its successor, or a newly formed subsidiary company (see the Merger U-1 for a discussion of the options for the establishment of a service company for the New RC System).

Conectiv will have as its principal direct subsidiaries:

•	ACE, a public utility company engaged in the supply and delivery of electricity in the southern one-third of New Jersey;
•

Delmarva, a public utility company engaged in the supply and delivery of electricity through its systems in Delaware and portions of Maryland and Virginia and the delivery of natural gas in northern Delaware; and

•

CEH, an intermediate holding company that holds Conectiv's interest in entities that hold energy and related projects (both exempt projects and utility facilities which comprise the "Genco") or that engage in energy trading activities.[3]

C.  Current Financing Authorization of Conectiv

In File No. 70-9095, Conectiv and its subsidiaries currently have various authorizations derived from orders of the Commission dated February 26, 1998 (HCAR No. 35-26833), August 21, 1998
(HCAR No. 35-26907), September 28, 1998 (HCAR No. 35-26921), October 21, 1998 (HCAR No.
35-26930), November 13, 1998 (HCAR No. 35-26941), December 14, 1999 (HCAR No. 35-
27111), August 17, 2000 (HCAR No. 35-27213) and June 7, 2001 (HCAR No. 35-27415)
(collectively, the "Conectiv Financing Orders").

After consummation of the Merger, it is anticipated that Conectiv will be financed directly by New
RC or from the Money Pool. Therefore, New RC and the Subsidiaries request that all authorizations granted to Conectiv and its subsidiaries in the Conectiv Financing Orders be terminated at that time with respect to post-Merger financings. Any specific financing authorizations required for the continuing operations of Conectiv and its subsidiaries will be specifically requested in this file.4

D.  Overview of the Financing Request

New RC and the Subsidiaries hereby request authorization to engage in financing transactions set forth herein during the Authorization Period. The approval by the Commission of this Application-
Declaration will give New RC and the Subsidiaries flexibility that will allow them to respond quickly and efficiently to their financing needs and to changes in market conditions, allowing them to efficiently and effectively carry on competitive business activities designed to provide benefits to customers and shareholders. Approval of this Application-Declaration is consistent with existing
Commission precedent, both for newly registered holding company systems5 and holding company systems that have been registered for a longer period of time.6

______________________
3See the Merger U-1 regarding the corporate structure of CEH.
4In File No. 70-9899, Conectiv and ACE requested authorization for Atlantic City Electric
Transition Funding LLC ("ACE Transition Funding"), a wholly owned subsidiary of ACE, to, among other things, issue up to $1.7 billion of securitization bonds pursuant to legislation deregulating the electric generation industry in New Jersey. Authorizations granted in File No. 70-
9899 are not included in the Conectiv financing authorizations that will automatically expire upon consummation of the Merger.
5See e.g., New Century Energies, Inc., HCAR No. 35-26750 (Aug. 1, 1997); Ameren Corporation,
HCAR No. 35-26809 (Dec. 30, 1997); Conectiv, HCAR No. 35-26833 (Feb. 26, 1998); Dominion
Resources, Inc., HCAR No. 35-27112 (Dec. 15, 1999); and SCANA Corporation, HCAR No. 35-
27135 (Feb. 14, 2000).
6See e.g., The Columbia Gas System, Inc., HCAR No. 35-26634 (Dec. 23, 1996); and Gulf States
Utilities Company, HCAR No. 35-26451 (Jan. 16, 1996).
--------------------------------

The financing authorizations requested herein relate to:

•

external issuances by New RC of common stock, preferred stock and preferred stock equivalent securities (preferred stock and preferred stock equivalent securities are hereinafter referred to as "Preferred Securities"), long-term debt, short-term debt, and other securities, guarantees by New RC of obligations of affiliated or unaffiliated persons in favor of other unaffiliated persons, and the entering into of transactions to manage interest rate risk ("Hedging Transactions") by New RC.[7]

•	issuances of securities by Pepco and Delmarva and the entering into of Hedging Transactions by the Utility Subsidiaries to the extent not exempt pursuant to Rule 52;
•	the acquisition of up to $1.5 billion of utility property by the direct and indirect utility subsidiaries of CEH and the internal financing thereof;
•

external issuances by CEH, a subsidiary of CEH or a financing entity established by CEH (including an entity established to construct and finance generation assets), of Preferred Securities, long-term debt, short-term debt, and other securities, guarantees by CEH of obligations of affiliated or unaffiliated persons in favor of other unaffiliated persons, and the entering into by CEH, or a financing subsidiary of CEH, of Hedging Transactions;

•	guarantees by Conectiv of obligations of affiliated or unaffiliated persons in favor of other unaffiliated persons;
•	issuances by Nonutility Subsidiaries of securities and the entering into of Hedging Transactions that are not exempt pursuant to Rule 52;
•	the establishment of the Money Pool and the issuance of intrasystem guarantees by the Nonutility Subsidiaries on behalf of the Subsidiaries;
•

the formation of financing entities and the issuance by such entities of securities otherwise authorized to be issued and sold pursuant to this Application-Declaration or pursuant to applicable exemptions under the Act, including intrasystem guarantees of such securities and the retention of existing financing entities;

•	the ability of 50% or more owned Subsidiaries to alter their capital stock in order to engage in financing transactions with their parent company;
•	the use of proceeds from financings to invest in EWGs and FUCOs; and
•	the ability of New RC and the Subsidiaries to pay dividends out of capital or unearned surplus.

____________________
7"Hedging Transactions" include only those transactions relating to financing activities. Engaging in commodity futures and other commodity related risk management by New RC and the Subsidiaries constitutes part of their normal business activities and, as such, does not require Commission approval.
See Southern Energy, Inc., HCAR No. 35-27020 (May 13, 1999); Entergy Corp., HCAR No. 35-26812
(Jan. 6, 1998); New Century Energies, HCAR No. 35-26748 (Aug. 1, 1997); and National Fuel Gas
Co., HCAR No. 35-2666 (Feb. 12, 1997).
-----------------------------

E.  Parameters for Financing Authorization

Authorization is requested herein to engage in certain financing transactions during the
Authorization Period for which the specific terms and conditions are not at this time known, and which may not be covered by Rule 52, without further prior approval by the Commission. The following general terms will be applicable where appropriate to the financing transactions requested to be authorized hereby:

     1.  Effective Cost of Money

The effective cost of money on long-term debt borrowings occurring pursuant to the authorizations granted under this Application-Declaration will not exceed the greater of (a) 500 basis points over the comparable-term U.S. Treasury securities or (b) a gross spread over U.S. Treasuries that is consistent with similar securities of comparable credit quality and maturities issued by other companies. The effective cost of money on short-term debt borrowings pursuant to authorizations granted under this Application-Declaration will not exceed the greater of (a) 500 basis points over the comparable-term London Interbank Offered Rate ("LIBOR") or (b) a gross spread over LIBOR that is consistent with similar securities of comparable credit quality and maturities issued by other companies.8 The dividend rate on any series of Preferred Securities will not exceed the greater of
(a) 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of such series of Preferred Securities or (b) a rate that is consistent with similar securities of comparable credit quality and maturities issued by other companies.

     2.  Maturity of Debt and Final Redemption on Preferred Securities

The maturity of indebtedness will not exceed 50 years. Preferred Securities may have a finite maturity of up to 50 years or may be perpetual in term.

     3.  Issuance Expenses

The underwriting fees, commissions or other similar remuneration paid in connection with the non-
competitive issue, sale or distribution of a security pursuant to this Application-Declaration (not including any original issue discount) will not exceed 5% of the principal or total amount of the security being issued.

     4.  Use of Proceeds

The proceeds from the sale of securities in external financing transactions (excluding transactions required to effect the Merger) will be used for general corporate purposes including:

•	the financing, in part, of the capital expenditures of the New RC System;
•	the financing of working capital requirements of the New RC System;
•	the acquisition, retirement or redemption pursuant to Rule 42 of securities previously issued by New RC or the Subsidiaries without the need for prior Commission approval; and
•

other lawful purposes, including direct or indirect investment in companies authorized under the Merger U-1, including Rule 58 companies, other subsidiaries approved by the Commission, EWGs, FUCOs and ETCs.[9] New RC and the Subsidiaries represent that no such financing proceeds will be used to acquire or form a new subsidiary unless such financing is consummated in accordance with an order of the Commission or an available exemption under the Act.

____________________
8See Entergy Corporation, HCAR No. 35-27371 (April 3, 2001).
------------------------------

     5.  Financial Condition

New RC's principal utility operating subsidiaries, Pepco, ACE and Delmarva, are financially sound and each has investment-grade ratings from major national rating agencies. New RC will also be a financially sound company. New RC commits that it will maintain a common equity ratio (common equity divided by the sum of common equity, preferred stock, long-term debt and short-term debt)
(the "Common Equity Ratio") during the Authorization Period of at least 30%. Additionally, New
RC commits that it will maintain during the Authorization Period at least an investment-grade corporate or senior unsecured debt rating by at least one nationally recognized rating agency.
Further, Pepco, ACE,10 and Delmarva each commits that it will maintain a Common Equity Ratio of at least 30% of its capitalization (calculated in the same manner as described above) and at least an investment-grade senior unsecured debt rating by at least one nationally recognized rating agency.

Below are listed the long-term unsecured debt ratings for Pepco, ACE and Delmarva as of June 30,
2001:

Senior Unsecured Debt Ratings (as of June 30, 2001)
Company	Moody's	Standard & Poor's
Pepco	A2	A-
ACE	A3	BBB+
Delmarva	A3	A-

______________________
9New RC will make additional investments in EWGs and/or FUCOs during the Authorization
Period. Accordingly, Rules 53 and 54 apply to this Application-Declaration. Compliance with these rules is addressed below.
10As previously noted herein, Conectiv and ACE requested authorization in File No. 70-9899 for
ACE Transition Funding to issue up to $1.7 billion of securitization bonds. In such filing it was stated that ACE's Common Equity Ratio would decline to approximately 11% if all of the securitization bonds were issued and ACE used certain of the proceeds to retire debt and/or equity.
The issuance of securitization bonds would not adversely affect the respective cash flows of New
RC or ACE. The securitization bonds will be rated separately by credit rating agencies. The securitization bonds will not impact the credit ratings of New RC or ACE. The credit rating agencies recognize that the securitization bonds will be serviced by a transition bond charge approved by the New Jersey Board of Public Utilities ("NJBPU") and, therefore, are independent of
New RC or ACE's credit. Bonds similar to these securitization bonds that have been issued by other utility companies have been rated AAA. It is expected that a AAA rating will be achieved for the securitization bonds to be issued by ACE Transition Funding. It is requested that ACE be permitted to exclude the securitization bonds from the calculation of its Common Equity Ratio, or, alternately, it is requested that ACE's required Common Equity Ratio be reduced to 10%.
---------------------------------

New RC, Pepco, ACE, Delmarva and CEH each requests that the Commission authorize the continued issuance of securities as described herein through the Authorization Period in circumstances where the issuer is not in compliance with one or more of such requirements but will comply with terms described in a post-effective amendment hereto. New RC, Pepco, ACE,
Delmarva and CEH each request that the Commission reserve jurisdiction over the approval sought in this paragraph pending completion of the record.

F.  Description of Specific Types of Financing

     1.  New RC External Merger Financing

To consummate the Merger, New RC will issue up to 170,000,000 shares of its common stock in exchange for the common stock of Pepco and Conectiv. This estimate is based on the number of shares outstanding on the record date established prior to the date of mailing of the proxy statement related to the Merger and the assumption that Conectiv stockholders will receive 50% of the Merger consideration in cash and 50% in New RC common stock. New RC common stock issued to effect the Merger will be excluded from the calculation of the New RC Financing Limit.

Before completing the Merger, New RC will evaluate various sources and methods of financing the amount necessary to fund a portion of the cash consideration to be paid to Conectiv stockholders
(the total amount of cash consideration is approximately $1.1 billion). Currently, New RC anticipates funding a portion of the cash consideration by using up to $400 million of proceeds that
Pepco received from the recent sale of its generation assets with the remaining portion being financed at the New RC level through external sources (the "Merger Financing"). Such financings, however, will be offset by reductions since the date of its generation asset sale in a like amount of
Pepco's borrowings. Sources of financing under consideration include, but are not limited to, commercial and investment banks, institutional lenders and public securities markets. Methods of financing may include, but are not limited to, commercial paper, bank lines of credit, debt and/or
Preferred Securities of various maturities and types. The Merger Financing, or any subsequent refinancing, refunding or extension of the Merger Financing, will not be included in the calculation of the New RC Financing Limit.

See "Financing the Transaction" in the Merger U-1.

     2.  New RC External Financing after the Merger

New RC requests authorization to obtain funds externally through sales of common stock, Preferred
Securities and debt securities in an aggregate amount up to the New RC Financing Limit.
Outstanding short-term debt will be included in the calculation of the New RC Financing Limit but will not exceed the New RC Short-Term Debt Limit at any point in time. With respect to common stock, New RC also requests authority to issue common stock to third parties in consideration for the acquisition by New RC or a Nonutility Subsidiary of equity or debt securities of a company being acquired pursuant to Rule 58 or Sections 32, 33 or 34 of the Act. Also, New RC requests authorization to issue common stock under stock purchase/dividend reinvestment plans and stock-
based management incentive and employee benefit plans. In addition, New RC seeks the flexibility to enter into certain Hedging Transactions to manage interest rate risk and for other lawful purposes.

          (a)  Common Stock

New RC is authorized under its restated articles of incorporation to issue 400,000,000 shares of common stock ($.01 par value per share). As discussed above, New RC will issue up to
170,000,000 shares of common stock in connection with the Merger. The aggregate amount of financing obtained by New RC during the Authorization Period from the issuance and sale of common stock (other than for stock purchase/dividend reinvestment plans and stock-based management incentive and employee benefit plans as discussed below and other than shares issued in connection with the Merger), when combined with the long-term debt and Preferred Securities issued during the Authorization Period and short-term debt issued during the Authorization Period then outstanding, as described in this section, shall not exceed the New RC Financing Limit for the uses set forth in Item 1.E.4 above. New RC common stock issued in any of the circumstances described in Item 1.F.2(a)(ii) below relating to acquisitions of companies shall be valued, for purposes of determining compliance with the aggregate financing limitation set out herein, at its market value as of the date of issuance (or, if appropriate, at the date of a binding contract providing for the issuance thereof). In addition, authorization is requested to issue shares of New RC common stock (or options to purchase shares) pursuant to stock purchase/dividend reinvestment plans and stock-based management incentive and employee benefit plans up to the Common Stock Plan
Limit.

               (i)  General

Subject to the foregoing, New RC may issue and sell common stock or options, warrants or other stock purchase rights exercisable for common stock. New RC may also buy back shares of such stock or such options during the Authorization Period in accordance with Rule 42.

Common stock financings may be effected pursuant to underwriting agreements of a type generally standard in the industry. Public distributions may be pursuant to private negotiation with underwriters, dealers or agents as discussed below or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. All such common stock sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

New RC may sell common stock covered by this Application-Declaration in any one of the following ways: (i) through underwriters or dealers; (ii) through agents; (iii) directly to a limited number of purchasers or a single purchaser; or (iv) directly to employees (or to trusts established for their benefit), shareholders and others through its stock purchase/dividend reinvestment plans and stock-based management incentive and employee benefit plans. If underwriters are used in the sale of the securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by New RC) or directly by one or more underwriters acting alone. The securities may be sold directly by New RC or through agents designated by New RC from time to time. If dealers are utilized in the sale of any of the securities,
New RC will sell such securities to the dealers as principals. Any dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. If common stock is being sold in an underwritten offering, New RC may grant the underwriters thereof a "green shoe" option permitting the shares then being offered solely for the purpose of covering over-allotments.

               (ii)  Acquisitions

Under Rule 58 and Sections 32, 33 and 34 of the Act, New RC is or will be authorized to acquire securities of companies engaged in functionally related businesses, "energy-related businesses" as described in Rule 58, EWGs, FUCOs and ETCs. New RC may also issue common stock or options, warrants or other stock purchase rights exercisable for common stock in public or privately negotiated transactions as consideration for the equity securities or assets of other companies, provided that the acquisition of any such equity securities or assets has been authorized in the
Merger U-1 or in a separate proceeding or is exempt under the Act or the rules thereunder.11

               (iii)  Stock-Based Management Incentive and Employee Benefit Plans

New RC proposes, from time to time during the Authorization Period, to issue and/or acquire in open market transactions or by some other method that complies with applicable law and
Commission interpretations then in effect, shares of New RC common stock under stock-based management incentive and employee benefit plans and under a stock purchase/dividend reinvestment plan, as described below, in an amount not to exceed the Common Stock Plan Limit.
New RC common stock issued pursuant to the Common Stock Plan Limit will not be included in the calculation of the New RC Financing Limit.

               (iv)  Stock Purchase/Dividend Reinvestment Plan

New RC will establish a stock purchase/dividend reinvestment plan that is expected to incorporate the existing features of the plans currently offered by Pepco and Conectiv. Upon consummation of the Merger, the stock purchase/dividend reinvestment plans of Pepco and Conectiv will be terminated (or one company's plan will be adopted by New RC) and participants will be eligible to become participants in New RC's new or adopted plan. New RC common stock issued to participants in the existing Pepco and Conectiv plans at the time of the Merger will not be included in the calculation of the Common Stock Plan Limit.

          (b)  Preferred Securities

New RC seeks to have the flexibility to issue Preferred Securities (including, without limitation, its authorized preferred stock, trust preferred securities or monthly income preferred securities) directly or indirectly through one or more special-purpose financing subsidiaries organized by New RC specifically for such purpose as discussed below. The aggregate amount of financing obtained by
New RC during the Authorization Period from issuance and sale of Preferred Securities, when combined with the amount of common stock (other than for benefit plans or stock purchase and dividend reinvestment plans and other than shares issued in the Merger) and long-term debt issued and short-term debt then outstanding, as described in this section, shall not exceed the New RC
Financing Limit for the uses set forth in Item 1.E.4 above. The proceeds of Preferred Securities would provide an important source of future financing for the operations of and investments in nonutility businesses that are exempt under the Act or have been approved by the Commission.12

_____________________
11The Commission has previously approved the issuance of common stock as consideration for the acquisition of a new business in an exempt transaction or a transaction that has been approved in a separate proceeding. See e.g., SCANA Corp., HCAR No. 35-27135 (Feb. 14, 2000).
12The Commission has approved a similar financing application filed by Southern Company in which Southern Company requested approval to issue preferred securities and long-term debt, directly or indirectly through special-purpose financing entities. See The Southern Company,
HCAR No. 35-27134 (Feb. 9, 2000). In that case, the Commission took account of the changing needs of registered holding companies for sources of capital other than common equity and short-
term debt brought about primarily by the elimination of restrictions under the Act on investments in various types of non-core businesses (e.g., EWGs, FUCOs, ETCs and businesses allowed by Rule
58). The Commission noted that, without the ability to raise capital in the external markets appropriate for such investments, registered holding companies would be at a competitive disadvantage to other energy companies that are not subject to regulation under the Act. See also
Progress Energy, HCAR No. 35-27297 (Dec. 12, 2000) and KeySpan Corporation, HCAR No. 35-
27272 (Nov. 8, 2000).
-------------------------

Preferred Securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by New RC's board of directors. Dividends or distributions on Preferred Securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms that allow the issuer to defer dividend payments for specified periods. Preferred Securities may be convertible or exchangeable into shares of New RC common stock or indebtedness. Preferred Securities may be sold directly through underwriters or dealers in connection with an acquisition in a manner similar to that described for common stock in Item 1.F.2(a)(i) and Item 1.F.2(a)(ii) above.

          (c)  Long-Term Debt

The aggregate amount of financing obtained by New RC during the Authorization Period from issuance and sale of long-term debt securities, when combined with common stock (other than for benefit plans or stock purchase and dividend reinvestment plans and other than shares issued in connection with the Merger), Preferred Securities and short-term debt issued and then outstanding, as described in this section, shall not exceed the New RC Financing Limit for the uses set forth in
Item 1.E.4 above.

Types of long-term debt securities may include, but not be limited to, bonds, notes, medium-term notes or debentures under one or more indentures or long-term indebtedness under agreements with banks or other institutional lenders.

Any long-term debt security would have such designation, aggregate principal amount, maturity, interest rate(s) or methods of determining the same, terms of payment of interest, redemption provisions, sinking-fund terms and other terms and conditions as New RC may determine at the time of issuance. Any long-term debt (a) may be convertible into any other securities of New RC,
(b) will have maturities ranging from one to 50 years, (c) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (d) may be entitled to mandatory or optional sinking-fund provisions, (e) may provide for reset of the coupon pursuant to a remarketing arrangement, (f) may be subject to tender or the obligation of the issuer to repurchase at the election of the holder or upon the occurrence of a specified event, (g) may be called from existing investors by a third party, and (h) may be entitled to the benefit of financial or other covenants.

Long-term debt may be unsecured or secured by property of New RC. Specific terms of any borrowings, such as maturity dates, interest rates, redemption and sinking fund provisions, tender or repurchase and conversion features, if any, with respect to the long-term securities of a particular series, will be determined by New RC at the time of issuance and will comply in all regards with the parameters for financing authorization set forth in Item 1.E above. Associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding.

          (d)  Short-Term Debt

New RC seeks authority to issue short-term debt to provide for the reissuance of pre-Merger letters or lines of credit or commercial paper and to provide financing for general corporate purposes, working capital requirements and temporary financing of Subsidiary capital expenditures. The aggregate amount of financing obtained by New RC during the Authorization Period from then outstanding short-term debt, when combined with common stock (other than for employee benefit plans or stock purchase and dividend reinvestment plans and other than shares issued in connection with the Merger), long-term debt and Preferred Securities issued, as described in this section, shall not exceed the New RC Financing Limit for the uses set forth in Item 1.E.4. above. Further, at no point in time shall the amount of short-term debt then outstanding exceed the New RC Short-Term
Debt Limit, regardless of the level of capacity remaining under the New RC Financing Limit.

Any short-term debt outstanding or credit facility of Conectiv, Pepco, ACE or Delmarva existing at the time of the Merger may be assumed by New RC.

Types of short-term debt securities will include, but not be limited to, borrowings under one or more revolving credit facilities or bank loans, commercial paper, short-term notes and bid notes.
Specific terms of any short-term borrowings will be determined by New RC at the time of issuance and will comply in all regards with the parameters for financing authorization set forth in Item 1.E above. The maturity of any short-term debt issued will not exceed 364 days or, if the notional maturity is greater than 364 days, the debt security will include put options at appropriate points in time to cause the security to be accounted for as a current liability under United States generally accepted accounting principles.

New RC anticipates entering into one or more revolving credit facilities. The credit facilities may be used for general corporate purposes, to support letters of credit issued by New RC or the
Subsidiaries, or to serve as back-up for the commercial paper programs of New RC and its
Subsidiaries. It is expected that the credit facilities will contain covenants consistent with those covenants required by bank lenders for comparable bank facilities.

New RC may sell commercial paper, from time to time, in established domestic or European commercial paper markets. Such commercial paper would be sold directly to investors or sold to dealers at the discount rate or the coupon rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally.
It is expected that the dealers acquiring commercial paper from New RC will reoffer such paper at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. Institutional investors are expected to include commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities and finance companies.
Specific terms of any borrowings will be determined by New RC at the time of issuance and will comply in all regards with the parameters for financing authorization set forth in Item 1.E above.

New RC may sell short-term notes through one or more private placements or public offerings primarily to traditional money market investors. Specific terms of any borrowings will be determined by New RC at the time of issuance and will comply in all regards with the parameters for financing authorization set forth in Item 1.E above.

New RC may enter into individual agreements ("Bid Note Agreements") with one or more commercial banks that may or may not be lenders under New RC credit facilities. The Bid Note
Agreements would permit New RC to negotiate with one or more banks (each a "Bid Note Lender")
on any given day for such Bid Note Lender, or any affiliate or subsidiary of such lender, to purchase promissory notes ("Bid Notes") directly from New RC. Specific terms of any borrowings will be determined by New RC at the time of issuance and will comply in all regards with the parameters for financing authorization set forth in Item 1.E above.

New RC may issue other types of short-term debt securities generally available in the credit markets, money markets or capital markets. In all cases, specific terms of any borrowings will comply in all regards with the parameters for financing authorization set forth in Item 1.E above.

          (e)  Guarantees

Authorization is requested for New RC during the Authorization Period to enter into guarantees to third parties, obtain letters of credit, enter into support or expense agreements or liquidity support agreements or otherwise provide credit support with respect to the obligations of the Subsidiaries as may be appropriate to carry on in the ordinary course of their respective businesses and to enter into guarantees of non-affiliated third parties' obligations in the ordinary course of New RC's business in an aggregate amount not to exceed the New RC Guarantee Limit. Excluded from the New RC
Guarantee Limit are obligations exempt pursuant to Rule 45. The issuance of any guarantees will be subject to the limitations of Rule 53(c) or Rule 58(a)(1), as applicable.

A portion of the guarantees proposed to be issued by New RC (or by CEH or Conectiv as described below) may be in connection with the business of Conectiv Energy Supply, Inc. ("CESI") or Pepco
Energy Services, Inc. ("PES"), wholly owned indirect subsidiaries of New RC. CESI conducts power marketing and trading operations. PES provides energy efficiency contracting, building and systems operation and maintenance as well as conducting gas and electric marketing. New RC may wish to provide credit support in connection with the trading positions of CESI and PES entered into in the ordinary course of CESI's and PES's energy marketing and trading businesses. In addition, New RC may wish to provide credit support for PES's construction obligations entered into in the ordinary course of PES's energy contracting business. The provision of parent guarantees by holding companies to affiliates in the generation, power marketing and energy contracting business is standard business practice.

Certain of the guarantees may be in support of obligations that are not capable of exact quantification. In such cases, New RC will determine the exposure under a guarantee for purposes of measuring compliance with the New RC Guarantee Limit by appropriate means, including estimation of exposure based on loss experience or potential payment amounts.

New RC proposes to charge each Subsidiary a fee for any guarantee provided on its behalf that is not greater than the cost, if any, of obtaining the liquidity necessary to perform the guarantee (for example, bank line commitment fees or letter of credit fees, plus other transactional expenses) for the period of time the guarantee remains outstanding.

          (f)  Financing Risk Management Devices

               (i)  Interest Rate Risk

New RC requests authority to enter into, perform, purchase and sell financial instruments intended to reduce or manage the volatility of interest rates, including but not limited to interest rate swaps, caps, floors, collars and forward agreements or any other similar agreements. Hedges may also include the issuance of structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury or Agency (e.g., FNMA)
obligations or LIBOR based swap instruments (collectively referred to as "Hedge Instruments").
The transactions would be for fixed periods and stated notional amounts. New RC would employ interest rate derivatives as a means of prudently managing the risk associated with any of its outstanding debt issued pursuant to this authorization or an applicable exemption by, in effect, synthetically (i) converting variable-rate debt to fixed-rate debt, (ii) converting fixed-rate debt to variable-rate debt and (iii) limiting the impact of changes in interest rates resulting from variable-
rate debt. In no case will the notional principal amount of any interest rate swap exceed the greater of the value of the underlying debt instrument or the present market value of the underlying debt instrument and related interest rate exposure. Transactions will be entered into for a fixed or determinable period. Thus, New RC will not engage in speculative transactions unassociated with its financing needs and activities. New RC will only enter into agreements with counterparties whose senior debt ratings, as published by a national recognized rating agency are greater than or equal to "BBB," or an equivalent rating ("Approved Counterparties").

               (ii)  Anticipatory Hedges

In addition, New RC and the Subsidiaries request authorization to enter into interest rate Hedging
Transactions with respect to anticipated debt offerings ("Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with Approved
Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded Hedge Instruments (a "Forward Sale"),
(ii) the purchase of put options on Hedge Instruments (a "Put Options Purchase"), (iii) a Put Options
Purchase in combination with the sale of call options Hedge Instruments (a "Zero Cost Collar"), (iv)
transactions involving the purchase or sale, including short sales, of Hedge Instruments, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the
Anticipatory Hedges. Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades")
with brokers through the opening of futures and/or options positions traded on the Chicago Board of
Trade, the opening of over-the-counter positions with one or more counterparties ("Off-Exchange
Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. New RC or the
Subsidiary will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution. New RC or a Subsidiary may decide to lock in interest rates and/or limit its exposure to interest rate increases.13

     3.  Utility Subsidiary Financing

As indicated on Exhibits K-1 and K-2 hereto, certain Utility Subsidiaries currently have financing arrangements in place. These arrangements will remain in place following the Merger and are described in more detail in such Exhibits.

Rule 52 provides an exemption from the prior authorization requirements of the Act for most of the issuances and sales of securities by the Utility Subsidiaries because they must be approved by the relevant state public utility commissions. For Pepco, the issuance of long-term debt and equity securities is regulated by the District of Columbia Public Service Commission ("DC Commission").
Pepco is also regulated by the Virginia State Corporation Commission ("VSCC") but the VSCC
__________________
13The proposed terms and conditions of the Interest Rate Hedges and Anticipatory Hedges are
substantially the same as the Commission has approved in other cases. See Exelon Corporation,
HCAR No. 35-27266 (November 2, 2000); SCANA Corporation, HCAR No. 35-27135 (Feb. 14,
2000); New Century Energies, Inc., et al., HCAR No. 35-27000 (April 7, 1999); and Ameren Corp.,
et al., HCAR No. 35-27053 (July 23, 1999).
--------------------------

does not have jurisdiction over its securities issuances. For ACE, the issuance of short-term debt, long-term debt and equity securities is regulated by the NJBPU. For Delmarva, the issuance of long-
term debt and equity securities is regulated by the Delaware Public Service Commission ("DPSC")
and the issuance of short-term debt, long-term debt and equity securities is regulated by the VSCC.
As discussed more fully below, CAG, CDG and any New Utility Subsidiary that may be established are considered utility companies for purposes of the Act but are not subject to regulation by any state public utility commission.

Certain external financings by the Utility Subsidiaries for which authorization is requested herein may be outside the Rule 52 exemption. The authority herein sought excludes financings exempt under Rule 52. Authorized financings may be made under instruments in place at the time of the
Merger or new agreements so long as any such instrument or agreement complies with the limitations described herein. The proceeds from the sale of securities in external financings will be used for general corporate purposes including the financing of working capital requirements.

          (a)  Short-Term Debt

Authority is requested for Pepco and Delmarva to have outstanding short-term debt securities in amounts not to exceed $300 million and $275 million for Pepco and Delmarva, respectively, at any point in time during the Authorization Period. Pepco and Delmarva request authority to issue the same types of short-term debt securities under the same terms as requested for New RC above.
Pepco and Delmarva may, without counting against the limit set forth above, maintain back-up lines of credit. Pepco and Delmarva also request authorization to participate in the New RC System
Money Pool as more fully described below.

          (b)  Long-Term Debt Securities and Preferred Securities

Authority is requested for Pepco to issue an aggregate of up to $800 million of long-term debt securities and Preferred Securities during the Authorization Period. Pepco requests authority to issue the same types of long-term debt securities and Preferred Securities under the same terms as requested for New RC above.

          (c)  Acquisition of Utility Property and Internal Financing Thereof

Pursuant to the Conectiv Financing Orders, CAG, CDG and the New Utility Subsidiaries were authorized to acquire up to $1 billion of utility property. Authorization was granted (1) for Conectiv to fund CEH, the subsidiary formed to hold CDG and ACE REIT, an intermediate holding company parent of CAG; (2) for CEH in turn to fund CDG, ACE REIT and any established New Utility
Subsidiary; and (3) for ACE REIT to fund CAG through the issuance of debt or equity securities to, and the acquisition of those securities by, the respective parent companies in an aggregate amount not to exceed $1 billion. Further, authorization was granted for CAG, CDG and the New Utility
Subsidiaries to borrow up to $1 billion (less any debt or equity securities issued to their respective parent companies) from the Conectiv money pool to fund such acquisitions of utility property.

New RC requests that CAG, CDG and the New Utility Subsidiaries be authorized in this file to acquire during the Authorization Period or, if sooner, until CAG, CDG and the New Utility
Subsidiaries achieve EWG status, up to $1.5 billion of utility property14 and for such acquisitions
____________________
14Once acquired, the utility property may be transferred or sold to another direct utility subsidiary of
CEH. Such internal transfer or sale will not count against the authorization sought herein nor will it count as a sale of utility assets under the Act.
-----------------------------

up to $1.5 billion to be funded in similar fashion to the process described in the preceding paragraph with additional authorizations for New RC to acquire debt and equity securities from Conectiv and for the New RC System Money Pool to replace the Conectiv money pool. Any acquisition of utility property made pursuant to the Conectiv Financing Orders will not count against the authorization for the acquisition of utility property sought herein.15

          (d)  Guarantees

Authority is sought for Pepco to enter into guarantees ("Pepco Guarantees") as set forth above for
New RC in Item 1.F.2(e). The Pepco Guarantees, together with New RC Guarantees, Conectiv
Guarantees (as defined below), CEH Guarantees (as defined below) and Nonutility Subsidiary
Guarantees (as defined below), will not exceed the New RC Guarantee Limit at any time during the
Authorization Period, exclusive of any guarantees and other forms of credit support that are exempt pursuant to Rule 45(b) and Rule 52(b); provided however, that the amount of Nonutility Guarantees in respect of obligations of any Rule 58 Subsidiaries shall remain subject to the limitation of Rule
58(a)(1).

Certain of the guarantees may be in support of obligations that are not capable of exact quantification. In such cases, Pepco will determine the exposure under a guarantee for purposes of measuring compliance with the New RC Guarantee Limit by appropriate means including estimation of exposure based on loss experience or potential payment amounts.

Pepco may charge its associate company a fee for each guarantee provided on its behalf determined in the same manner as specified above for guarantees issued by New RC.

          (e)  Financing Risk Management Devices

To the extent not exempt under Rule 52, the Utility Subsidiaries request authority to enter into, perform, purchase and sell interest rate management devices and Anticipatory Hedges subject to the limitations and requirements applicable to New RC described in Item 1.F.2(f).

     4.  CEH Financing

          (a)  External Genco Financing

Although CAG, CDG and the New Utility Subsidiaries are "electric utility companies" under the
Act, they are not subject to the jurisdiction of any state commission in connection with the issuance of securities. Accordingly, all securities issuances for CAG, CDG and the New Utility Subsidiaries require approval of the Commission until CAG, CDG and the New Utility Subsidiaries achieve
EWG status.

The aggregate amount of Preferred Securities, long-term debt and short-term debt financing to be obtained by CEH, a subsidiary of CEH or a financing entity established by CEH to fund the Genco activities of New RC during the Authorization Period (excluding securities issued during the
____________________
15In connection with the transfer of generation from Delmarva to CDG, CDG acquired certain water rights necessary for the operation of generation located in the region. CDG in turn plans to transfer surplus water rights capacity, at cost, to Conectiv Bethlehem, Inc. and other EWG subsidiaries or
New Utility Subsidiaries which may require such rights for their generation, and has requested authority under the Act for such transfer in File No. 70-9095. Such request is hereby incorporated in this Application.
------------------------------

Authorization Period by associate companies or the New RC System Money Pool as described above in Item 1.F.3(c)) shall not exceed the Genco Financing Limit. Any issuance of securities by
CEH, a subsidiary of CEH or a financing entity established by CEH to unrelated third parties to fund Genco activities under this authorization will reduce, dollar for dollar, the remaining financing authority available to New RC under the New RC Financing Limit. Any then outstanding short-term debt issued by such entities will be included in the calculation of the New RC Short-Term Debt
Limit.

               (i)  Preferred Securities

Preferred stock or other types of Preferred Securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series.
Dividends or distributions on Preferred Securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms that allow the issuer to defer dividend payments for specified periods. Preferred Securities may be sold directly through underwriters or dealers in connection with an acquisition in a manner similar to that described for common stock in Item 1.F.2(a)(i) and Item 1.F.2(a)(ii) above.

               (ii)  Long-Term Debt

Types of long-term debt securities may include, but not be limited to, bonds, notes, medium-term notes or debentures under one or more indentures or long-term indebtedness under agreements with banks or other institutional lenders.

Any long-term debt security would have such designation, aggregate principal amount, maturity, interest rate(s) or methods of determining the same, terms of payment of interest, redemption provisions, sinking-fund terms and other terms and conditions as CEH may determine at the time of issuance. Any long-term debt (a) may be convertible into any other securities of CEH, (b) will have maturities ranging from one to 50 years, (c) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof,
(d) may be entitled to mandatory or optional sinking-fund provisions, (e) may provide for reset of the coupon pursuant to a remarketing arrangement, (f) may be subject to tender to the issuer for repurchase or be subject to the obligation of the issuer to repurchase at the election of the holder or upon the occurrence of a specified event, (g) may be called from existing investors by a third party and (h) may be entitled to the benefit of positive or negative financial or other covenants.

Long-term debt may be unsecured or secured by property of CEH or a subsidiary of CEH. Specific terms of any borrowings, such as maturity dates, interest rates, redemption and sinking fund provisions, tender or repurchase and conversion features, if any, with respect to the long-term securities of a particular series, will be determined by the issuer at the time of issuance and will comply in all regards with the parameters for financing authorization set forth in Item 1.E above.
Associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding.

               (iii)  Short-Term Debt

Authority is requested for CEH, a subsidiary of CEH or a financing entity established by CEH to issue the same types of short-term debt securities under the same terms as requested above for New
RC. Short-term debt may be unsecured or secured by property of CEH. CEH may, without counting against the limits set forth above, maintain back-up lines of credit. Outstanding external short-term debt issued by CEH, a subsidiary of CEH or a financing entity established by CEH will be included in the calculation of the New RC Short-Term Debt Limit.

          (b)  Guarantees

Authority is sought for CEH to enter into guarantees of the obligations of its subsidiaries as set forth above for New RC in Item 1.F.2(e) and for subsidiaries of CEH or financing entities established by
CEH to issue guarantees to external lenders in support of their financing activities (collectively,
"CEH Guarantees"). The CEH Guarantees, together with New RC Guarantees, Pepco Guarantees,
Conectiv Guarantees (as defined below) and Nonutility Subsidiary Guarantees (as defined below), will not exceed the New RC Guarantee Limit at any time during the Authorization Period, exclusive of any guarantees and other forms of credit support that are exempt pursuant to Rule 45(b) and Rule
52(b); provided however, that the amount of Nonutility Guarantees in respect of obligations of any
Rule 58 Subsidiaries shall remain subject to the limitation of Rule 58(a)(1).

A portion of the guarantees proposed to be issued by CEH may be in connection with the business of CESI, a wholly owned direct subsidiary of CEH. CESI conducts power marketing and trading operations. CEH may wish to provide credit support in connection with the trading positions of
CESI entered into in the ordinary course of CESI's energy marketing and trading businesses. The provision of parent guarantees by holding companies to affiliates in the generation and power marketing business is standard business practice.

Certain of the guarantees may be in support of obligations that are not capable of exact quantification. In such cases, CEH will determine the exposure under a guarantee for purposes of measuring compliance with the New RC Guarantee Limit by appropriate means including estimation of exposure based on loss experience or potential payment amounts.

CEH may charge its associate company a fee for each guarantee provided on its behalf determined in the same manner as specified above for guarantees issued by New RC.

          (c)  Financing Risk Management Devices

CEH or a financing subsidiary established by CEH, request authority to enter into, perform, purchase and sell interest rate management devices and Anticipatory Hedges subject to the limitations and requirements applicable to New RC described in Item 1.F.2(f).

          (d)  Financing of Nonutility Subsidiaries of CEH

The Nonutility Subsidiaries of CEH will be financed as described in Item 1.F.6 below.

     5.  Conectiv Financing

          (a)  Existing Financing Arrangements

As indicated on Exhibit K-2 hereto, Conectiv has certain financing arrangements in place. Those arrangements that will remain in place following the Merger are described in such Exhibit.

          (b)  Guarantees

Authority is sought for Conectiv to enter into guarantees of the obligations of its subsidiaries
("Conectiv Guarantees") as set forth above for New RC in Item 1.F.2(e). The Conectiv Guarantees, together with New RC Guarantees, Pepco Guarantees, CEH Guarantees and Nonutility Subsidiary
Guarantees (as defined below), will not exceed the New RC Guarantee Limit at any time during the
Authorization Period, exclusive of any guarantees and other forms of credit support that are exempt pursuant to Rule 45(b) and Rule 52(b); provided however, that the amount of Nonutility Guarantees in respect of obligations of any Rule 58 Subsidiaries shall remain subject to the limitation of Rule
58(a)(1).

A portion of the guarantees proposed to be issued by Conectiv may be in connection with the business of CESI, a wholly owned indirect subsidiary of Conectiv. CESI conducts power marketing and trading operations. Conectiv may wish to provide credit support in connection with the trading positions of CESI entered into in the ordinary course of CESI's energy marketing and trading businesses. The provision of parent guarantees by holding companies to affiliates in the generation and power marketing business is standard business practice.

Certain of the guarantees may be in support of obligations that are not capable of exact quantification. In such cases, Conectiv will determine the exposure under a guarantee for purposes of measuring compliance with the New RC Guarantee Limit by appropriate means including estimation of exposure based on loss experience or potential payment amounts.

Conectiv may charge its associate company a fee for each guarantee provided on its behalf determined in the same manner as specified above for guarantees issued by New RC.

          (c)  Financing of Nonutility Subsidiaries of Conectiv

The Nonutility Subsidiaries of Conectiv will be financed as described in Item 1.F.6 below.

     6.  Nonutility Subsidiary Financings

As indicated on Exhibits K-1 and K-2 hereto, certain Nonutility Subsidiaries have financing arrangements in place. These arrangements are expected to remain in place following consummation of the Merger. Certain guarantees in favor of a direct or indirect Nonutility
Subsidiary issued by another Subsidiary may be replaced by New RC, CEH or Conectiv guarantees as described below. In addition, the Merger U-1 contemplates the formation or retention of other
Nonutility Subsidiaries that currently do not have outstanding debt. It is expected that future financing by all such Nonutility Subsidiaries will be made pursuant to the terms of Rule 52.

The Nonutility Subsidiaries are engaged in and expect to continue to be active in the development and expansion of their existing energy-related or otherwise functionally related Nonutility businesses. They will be competing with large, well-capitalized companies in different sectors of the energy industry and other industries. In order to quickly and effectively invest in such competitive arenas, it will be necessary for the Nonutility Subsidiaries to have the ability to engage in financing transactions that are commonly accepted for such types of investments. These financings will include the issuance by Nonutility Subsidiaries of common stock or other equity,
Preferred Securities or debt in capital raising transactions and to be used to acquire stock or assets in then-existing unaffiliated companies that will become affiliates or Subsidiaries so long as such acquisitions are consistent with the Nonutility Subsidiaries' then-existing business in accordance with Rule 52(b) and Rule 58. The majority of such financings will be exempt from prior
Commission authorization pursuant to Rule 52(b). The Nonutility Subsidiaries may, however, engage in types of security financing with nonaffiliates that are not exempt from prior Commission approval. The Nonutility Subsidiaries therefore request that the Commission reserve jurisdiction over the issuance of such additional types of securities and the amounts thereof and undertake to cause a post-effective amendment to be filed in this proceeding, which will describe the general terms of each such security and the amounts thereof and request a supplemental order of the
Commission authorizing the issuance thereof by the subject Nonutility Subsidiary.

In order to be exempt under Rule 52(b), any loans by New RC, CEH or Conectiv to a Nonutility
Subsidiary or by one Nonutility Subsidiary to another must have interest rates and maturities that are designed to parallel the lending company's effective cost of capital. However, in the limited circumstances where the Nonutility Subsidiary making the borrowing is not wholly owned, directly or indirectly, by New RC, authority is requested under the Act for New RC, CEH, Conectiv or a
Nonutility Subsidiary, as the case may be, to make such loans to such subsidiaries at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital.16 If such loans are made to a Nonutility Subsidiary, such Nonutility Subsidiary will not sell any services to any associate Nonutility Subsidiary unless such transaction is exempt from the
"at cost" standard by rule or Commission order.

_____________________
16The Commission has granted similar authority to another registered holding company. See
Entergy Corporation, et al., HCAR No. 35-27039 (June 22, 1999).
------------------------------

     7.  Guarantees by Nonutility Subsidiaries, Money Pool and Intrasystem Advances

          (a)  Nonutility Subsidiary Guarantees

In addition to guarantees that may be provided by New RC, Pepco, CEH and Conectiv, the
Nonutility Subsidiaries request authority to provide to other Nonutility Subsidiaries guarantees and other forms of credit support ("Nonutility Subsidiary Guarantees"). The Nonutility Subsidiary
Guarantees, together with New RC Guarantees, Pepco Guarantees, CEH Guarantees and Conectiv
Guarantees will not exceed the New RC Guarantee Limit at any time during the Authorization
Period, exclusive of any guarantees and other forms of credit support that are exempt pursuant to
Rule 45(b) and Rule 52(b); provided however, that the amount of Nonutility Guarantees in respect of obligations of any Rule 58 Subsidiaries shall remain subject to the limitation of Rule 58(a)(1).
The Nonutility Subsidiary providing any such credit support may charge its associate company a fee for each guarantee provided on its behalf determined in the same manner as specified above for guarantees issued by New RC.

          (b)  Authorization and Operation of the New RC System Money Pool

New RC and the Subsidiaries hereby request authorization to establish the Money Pool, and the
Subsidiaries, to the extent not exempted by Rule 52, also request authorization to make unsecured short-term borrowings from the Money Pool, to contribute surplus funds to the Money Pool and to lend and extend credit to (and acquire promissory notes from) one another through the Money Pool.
New RC is requesting authorization to contribute surplus funds and to lend and extend credit to the
Money Pool.17

New RC and the Subsidiaries believe that the cost of the proposed borrowings through the Money
Pool will generally be more favorable to the borrowing participants than the comparable cost of external short-term borrowings, and the yield to the participants contributing available funds to the
Money Pool will generally be higher than the typical yield on short-term investments.

               (i)  Money Pool

Under the proposed terms of the Money Pool, short-term funds would be available from the following sources for short-term loans to the Subsidiaries from time to time: (1) surplus funds in the treasuries of Money Pool participants other than New RC, (2) surplus funds in the treasury of New
RC ((1) and (2) comprise "Internal Funds"), and (3) proceeds from the issuance of short-term debt securities by Money Pool participants or by New RC for loan to the Money Pool ("External
Funds"). Funds would be made available from such sources in such order as the administrator of the
Money Pool (CRP or its successor) may determine would result in a lower cost of borrowing, consistent with the individual borrowing needs and financial standing of the companies providing funds to the pool. The determination of whether a Money Pool participant at any time has surplus funds to lend to the Money Pool or shall lend funds to the Money Pool would be made by such participant's chief financial officer or treasurer, or by a designee thereof, on the basis of cash flow projections and other relevant factors, in such participant's sole discretion. See Exhibit I-1 for a copy of the Form of Money Pool Agreement.

_____________________
17As registered holding companies, New RC, Conectiv, CEH and ACE REIT would not borrow funds contributed by their respective subsidiaries.
-------------------------------

Money Pool participants that borrow would borrow pro rata from each company that lends, in the proportion that the total amount loaned by each such lending company bears to the total amount then loaned through the Money Pool. On any day when more than one fund source, e.g., surplus treasury funds of New RC and other Money Pool participants and External Funds, with different rates of interest, are used to fund loans through the Money Pool, each borrower would borrow pro rata from each such fund source in the Money Pool in the same proportion that the amount of funds provided by that fund source bears to the total amount of short-term funds available to the Money
Pool. No party would be required to effect a borrowing through the Money Pool if it is determined that it could (and had authority to) effect a borrowing at lower cost directly from other lenders. No loans through the Money Pool would be made to, and no borrowings through the Money Pool would be made by, New RC.

The cost of compensating balances, if any, and fees paid to banks to maintain credit lines and accounts by Money Pool participants lending External Funds to the Money Pool would initially be paid by the participant maintaining such line. A portion of such costs, or all of such costs in the event a Money Pool participant establishes a line of credit solely for purposes of lending any
External Funds obtained thereby into the Money Pool, would be retroactively allocated every month to the companies borrowing such External Funds through the Money Pool in proportion to their respective daily outstanding borrowings of such External Funds.

If only Internal Funds make up the funds available in the Money Pool, the interest rate applicable and payable to or by Subsidiaries for all loans of such Internal Funds will be the rates for high-grade unsecured 30-day commercial paper sold through dealers by major corporations as quoted in The
Wall Street Journal.

If only External Funds comprise the funds available in the Money Pool, the interest rate applicable to loans of such External Funds would be equal to the lending company's weighted average of the cost for such External Funds (or, if more than one Money Pool participant had made available
External Funds on such day, the applicable interest rate would be a composite rate equal to the weighted average of the cost incurred by the respective Money Pool participants for such External
Funds).

In cases where both Internal Funds and External Funds are concurrently borrowed through the
Money Pool, the rate applicable to all loans comprised of such "blended" funds would be a composite rate equal to the weighted average of the cost of all such External Funds (as determined pursuant to the immediately preceding paragraph above).

Funds not required by the Money Pool to make loans (with the exception of funds required to satisfy the Money Pool's liquidity requirements) would ordinarily be invested in one or more short-
term investments, including: (i) interest-bearing accounts with banks; (ii) obligations issued or guaranteed by the U.S. government and/or its agencies and instrumentalities, including obligations under repurchase agreements; (iii) obligations issued or guaranteed by any state or political subdivision thereof, provided that such obligations are rated not less than "A" by a nationally recognized rating agency; (iv) commercial paper rated not less than "A-1" or "P-1" or their equivalent by a nationally recognized rating agency; (v) money market mutual funds; (vi) bank certificates of deposit, (vii) Eurodollar funds; and (viii) such other investments as are permitted by
Section 9(c) of the Act and Rule 40 thereunder.

The interest income earned on investments in the Money Pool would be allocated among the participants in the Money Pool in accordance with the weighted average proportion each participant's contribution of funds bears to the total amount of funds in the Money Pool.

The investment income earned on investments of surplus funds external to the Money Pool will be applied to the service company of the New RC System, as agent for the Money Pool.

Each Subsidiary receiving a loan through the Money Pool would be required to repay the principal amount of such loan, together with all interest accrued thereon, on demand and in any event not later than one year after the date of such loan. All loans made through the Money Pool may be prepaid by the borrower without premium or penalty.

Pepco and Delmarva may have up to $300 million and $275 million, respectively, borrowed at any one time from the Money Pool. Amounts borrowed by Pepco and Delmarva from the Money Pool would count against the short-term borrowing authority for Pepco and Delmarva referred to in Item
1.F.3(a) above.

               (ii)  Operation of the Money Pools and Administrative Matters

Operation of the Money Pool, including record keeping and coordination of loans, will be handled by CRP, or its successor, or a newly formed subsidiary company established to serve as the service company for the New RC system, under the authority of the appropriate officers of the participating companies. The Money Pool will be administered on an "at cost" basis.

          (c)  Use of Proceeds

Proceeds of any short-term borrowings by the Nonutility Subsidiaries may be used by each such
Nonutility Subsidiary (i) for the interim financing of its construction and capital expenditure programs; (ii) for its working capital needs; (iii) for the repayment, redemption or refinancing of its debt and equity; (iv) to meet unexpected contingencies, payment and timing differences, and cash requirements; and (v) to otherwise finance its own business and for other lawful general corporate purposes. The use of proceeds from the financings would be limited to use in the operations of the respective businesses in which such Subsidiaries are already authorized to engage.18

          (d)  Intrasystem Financing

Generally, New RC, CEH, Conectiv or the lending Subsidiary's loans to, and purchase of capital stock from, such borrowing Subsidiaries will be exempt under Rule 52, and capital contributions and open account advances without interest will be exempt under Rule 45(b). Loans by New RC,
CEH, Conectiv or a Nonutility Subsidiary to a Nonutility Subsidiary generally will have interest rates and maturity dates that are designed to parallel the lending company's effective cost of capital, in accordance with Rule 52(b). To the extent that any intrasystem loans or extensions of credit are not exempt under Rule 45(b) or Rule 52, as applicable, the company making such loan or extending such credit may charge interest at the same effective rate of interest as the daily weighted average effective rate of commercial paper, revolving credit and/or other short-term borrowings of such company, including an allocated share of commitment fees and related expenses. If no such borrowings are outstanding, then the interest rate shall be predicated on the Federal Funds effective rate of interest as quoted daily by the Federal Reserve Bank of New York. In the limited circumstances where the Nonutility Subsidiary effecting the borrowing is not wholly owned by New
RC, CEH, Conectiv or a Nonutility Subsidiary, directly or indirectly, authority is requested under

______________________
18The authorization sought herein is substantially the same as that given in recent cases. See
SCANA Corporation, HCAR No. 35-27135 (Feb. 14, 2000); New Century Energies, Inc., HCAR
No. 35-26750 (Aug. 1, 1997) and Conectiv, HCAR No. 35-26833 (Feb. 26, 1998).
---------------------------------

the Act for New RC, CEH, Conectiv or a Nonutility Subsidiary to make such loans to such subsidiaries at interest rates and maturities designed to provide a return to the lending company of not less than its effective cost of capital. If such loans are made to a Nonutility Subsidiary, such
Nonutility Subsidiary will not provide any services to any associate Nonutility Subsidiary except a company that meets one of the conditions for rendering of services on a basis other than at cost as described in the Merger U-1. In the event any such loans are made, New RC will include in the next certificate filed pursuant to Rule 24 substantially the same information as required on Form U-6B-2 with respect to such transaction.

New RC will comply with the requirements of Rule 45(c) regarding tax allocations except as otherwise approved by the Commission to alter such requirements.19

     8.  Financing Subsidiaries

New RC and the Subsidiaries request authority to acquire, directly or indirectly, the equity securities of one or more corporations, trusts, partnerships or other entities created specifically for the purpose of facilitating the financing of the authorized and exempt activities (including exempt and authorized acquisitions) of New RC and the Subsidiaries through the issuance of short-term debt, long-term debt, Preferred Securities or equity securities to third parties and the transfer of the proceeds of such financings to New RC or such Subsidiaries. New RC or a Subsidiary may, if required, guarantee or enter into support or expense agreements in respect of the obligations of any such financing subsidiaries. Subsidiaries may also provide guarantees and enter into support or expense agreements, if required, on behalf of such entities pursuant to Rules 45(b)(7) and 52, as applicable. Each of the Subsidiaries also requests authorization to enter into an expense agreement with its respective financing entity, pursuant to which it would agree to pay all expenses of such entity. Any amounts issued by such financing entities to third parties pursuant to this authorization will be included in the overall external financing limitation authorized herein for the immediate parent of such financing entity. However, the underlying intrasystem mirror debt and parent guarantee shall not be included.20

     9.  Changes in Capital Stock of Majority Owned Subsidiaries

The portion of an individual Subsidiary's aggregate financing to be effected through the sale of stock to New RC or other immediate parent company during the Authorization Period pursuant to
Rule 52 and/or pursuant to an order issued pursuant to this file cannot be ascertained at this time. It may happen that the proposed sale of capital securities (i.e., common stock or preferred stock) may in some cases exceed the then-authorized capital stock of such Subsidiary. In addition, the
Subsidiary may choose to use capital stock with no par value.

As needed to accommodate such proposed transactions and to provide for future issues, request is made for authority to change the terms of any 50% or more owned Subsidiary's authorized capital

_____________________
19In the Merger U-1, New RC has requested an exception to Rule 45(c)(5) to permit New RC to retain certain payments for tax losses that it would otherwise be required to allocate to its subsidiaries without payment.
20The authorization sought herein with respect to financing entities is substantially the same as that given to New Century Energies, Inc., HCAR No. 35-26750 (Aug. 1, 1997); Conectiv, HCAR No.
35-26833 (Feb. 26, 1998); Cinergy Corp., HCAR No. 35-26984 (Mar. 1, 1999); Dominion
Resources, Inc., HCAR No. 35-27112 (Dec. 15, 1999); SCANA Corporation, HCAR No. 35-27135
(Feb. 14, 2000); Exelon Corporation, HCAR No. 35-27266 (November 2, 2000) and Progress
Energy, HCAR No. 35-27297 (Dec. 12, 2000).
-------------------------------

stock capitalization or other equity interests by an amount deemed appropriate by New RC or other intermediate parent company. This request for authorization is limited to New RC's 50% or more owned Subsidiaries and will not affect the aggregate limits or other conditions contained herein. A
Subsidiary would be able to change the par value, or change between par value and no-par stock, without additional Commission approval. Any such action by a Utility Subsidiary (other than CAG,
CDG and the New Utility Subsidiaries) would be subject to and would only be taken upon the receipt of any necessary approvals by the state commission in the state or states where the Utility
Subsidiary is incorporated and doing business.21 New RC will be subject to all applicable laws regarding the fiduciary duty of fairness of a majority shareholder to minority shareholders in any such 50% or more owned Subsidiary and will undertake to ensure than any change implemented under this paragraph comports with such legal requirements.

     G.  Investments in EWGs and FUCOs

     1.  Conectiv Investments in EWGs

Pursuant to the Conectiv Financing Orders, Conectiv has authorization to invest proceeds of securities issuances in EWGs in amounts not to exceed $350 million (the "Conectiv EWG Project
Limit"). As of June 30, 2001, Conectiv had investments in EWGs of $156.3 million. Conectiv has no investments in FUCOs. As of June 30, 2001, Conectiv was in compliance with the requirements of the Conectiv Financing Orders as they relate to investments in EWGs.

It is requested that the authorizations to invest in EWGs contained in the Conectiv Financing Orders be rescinded upon consummation of the Merger and replaced by an authorization granted in this file on behalf of New RC as described below.

     2.  Pepco Investments in EWGs and FUCOs

As of June 30, 2001, Pepco had investments in EWGs of $31.2 million. These investments consisted of investments in the Benning Road and Buzzard Point power generation plants.

As of the same date, Pepco had investments of $478.5 million in FUCOs. These investments consist of interests in projects located in the Netherlands and Australia and were made under long-term leveraged leases. On December 21, 2001, Pepco made an additional FUCO investment of $164.6 million in a project located in Austria under a long-term leveraged lease.

_____________________
21See New Century Energies, Inc., HCAR No. 35-26750 (Aug. 1, 1997); Conectiv, HCAR No. 35-
6833 (Feb. 26, 1998); Dominion Resources, Inc., HCAR No. 35-27112 (Dec. 15, 1999); and
SCANA Corporation, HCAR No. 35-27135 (Feb. 14, 2000).
-------------------------------

     3.  New RC Investments in EWGs and FUCOs and Compliance with Rules 53 and 54

As noted above, Conectiv was authorized under the Financing Orders to invest the proceeds of securities issuances in EWGs in an amount not to exceed the Conectiv EWG Project Limit. In this filing, New RC requests authorization to apply proceeds from proposed financing transactions to make additional investments in both EWGs and FUCOs (together, "Exempt Projects"). Specifically,
New RC requests authorization to invest the proceeds of financings in Exempt Projects in an amount not to exceed the New RC Exempt Project Limit.

As of June 30, 2001, New RC, on a proforma basis, had investments of $666.0 million in Exempt
Projects consisting of $509.7 million of investments by Pepco and $156.3 million of investments by
Conectiv.

In December, 2000, Pepco executed its business plan to exit the electricity generating business by completing the divestiture of substantially all its generation assets pursuant to deregulation legislation. All of Pepco's retained generating assets are EWGs.

In May, 1999, Conectiv announced its intention to restructure its portfolio of electricity generation assets. Conectiv's strategic plan called for the retention and development of flexible, low-cost generation to back Conectiv's merchant capabilities. As the result of restructuring legislation enacted in New Jersey, Delaware, Maryland and Virginia, ACE and Delmarva exited the electricity generation industry. A substantial portion of the generating assets of ACE and Delmarva have been sold or are under contract to be sold to third parties. On July 1, 2000, pursuant to the Order of the
Commission dated June 29, 2000 (HCAR No. 35-27192) (the "Genco Order"), ACE transferred net generating assets of approximately 502 megawatts to CAG. Concurrently, and pursuant to the
Genco Order, Delmarva transferred net generating assets of approximately 1,364 megawatts to
CDG. As noted above, CAG and CDG are public utility companies for purposes of the Act but are not subject to state regulation.

The other part of Conectiv's strategic plan involves the construction of mid-merit generating projects. The mid-merit market is the segment between base load and peak generation, where flexibility is more important than size. The mid-merit market consists of electric generating plants that are fuel-flexible with the ability to start up and shut down quickly based on customer demand, weather conditions and price fluctuations.

It is the intention of New RC that all of the generation assets owned by the merged company ultimately will become Exempt Projects. Conectiv estimates that its total investment in generating assets (including Exempt Projects and generation assets held as utility property by CAG and CDG as noted above) was approximately $836 million as of June 30, 2001. The Conectiv EWG Project
Limit is insufficient to accommodate New RC's current holdings and future growth strategy.

New RC's proposal to make investments in Exempt Projects in an amount not to exceed the New
RC Exempt Project Limit is consistent with rule 53(c). Investing at that level will not have a substantial adverse impact upon the financial integrity of the New RC holding company system, will not have an adverse impact on the Operating Utility Companies (the Utility Subsidiaries in the
New RC System subject to state regulation) or their customers or on the ability of any affected state commission to protect such Utility Subsidiaries or their customers.

New RC's retained earnings will be substantially greater than Conectiv's. Based on the New RC proforma financial statements, New RC's retained earnings are projected to be approximately $960 million. New RC's proforma retained earnings are artificially low because of the effects of merger accounting. New RC will not be able to consolidate Conectiv's retained earnings which were $178 million as of June 30, 2001. In the merger between ACE and Delmarva that created Conectiv,
ACE's retained earnings of $225 million were excluded from Conectiv's retained earnings. Further, as a result of electric industry restructuring, ACE and Delmarva discontinued applying Statement of
Financial Accounting Standards ("SFAS") No. 71 to their electricity supply businesses in the third quarter of 1999 and applied the requirements of SFAS No. 101 and Emerging Issues Task Force
Issue No. 97-4. Pursuant to the newly adopted accounting standards, ACE and Delmarva recorded a combined reduction to earnings of $312 million, net of income taxes. As a result of deregulation and divestiture, Pepco transferred two generating stations to its subsidiary PES. Pepco determined that the carrying amounts of the generating stations were not recoverable and the assets were written down to their fair value, and recognized a net of tax impairment loss of $24 million in the fourth quarter of 2000. Absent the effects of merger accounting and electric industry restructuring, New
RC's retained earnings would be approximately $739 million higher at the date of the Merger.

New RC will be a substantially larger company than Conectiv. New RC's total capitalization at the time of the Merger is projected to be $8.9 billion compared to Conectiv's total capitalization of $4.5 billion as of June 30, 2001.

Further, New RC notes that the Commission recently authorized other registered holding companies, Exelon Corporation22 and Cinergy Corporation,23 to invest up to $4 billion and $2.7 billion, respectively, in Exempt Projects. The Commission has recognized that registered companies should not be penalized in the independent power market due to the effects of merger accounting and state-mandated restructuring.24 As the Commission has previously noted, merger accounting for the effects of state restructuring artificially and drastically reduced the level of Conectiv's retained earnings, without affecting the underlying financial integrity of the Conectiv system.25 As explained above, merger accounting will also severely understate the level of New RC's consolidated retained earnings. For these reasons, the relationship of the proposed level of Exempt Project investment to
New RC's retained earnings would not provide an accurate measure of the impact of such investment on the overall financial strength of the holding company system.

Additionally, New RC, like many other registered companies, must have financing flexibility to capitalize on opportunities in the fast-moving independent power industry, as well as to accommodate the restructuring of generation assets and their eventual ownership of EWG affiliates.
In this regard, it should be emphasized that the Commission has granted Conectiv authority to invest up to $1 billion in utility property in order to pursue its strategy of developing low-cost mid-
merit generation in the Mid-Atlantic region. It is New RC's intention to secure EWG status for such projects as soon as practicable.

For the following reasons, in addition to those noted above, New RC believes that its present proposal satisfies the criteria of rule 53(c), including as applied in Exelon and Cinergy:

          1.  Project review procedures/risk mitigation

____________________
22See Exelon Corporation, et al., HCAR No. 35-27296, (Dec. 8, 2000).
23See Cinergy Corporation, et al., HCAR No. 35-27400, (May 18, 2001).
24See Cinergy Corporation, et al., HCAR No. 35-27400, (May 18, 2001) (lifting reservation of jurisdiction and permitting investment of 100% of consolidated retained earnings plus $2 billion, excluding investments in generation assets transferred by utility subsidiaries).
25See Conectiv, et al., HCAR No. 35-27213 (August 17, 2000).
-----------------------------

New RC will subject potential investments in Exempt Projects to a series of rigorous project review screens before committing any funds, and once funds have been invested, New RC will closely monitor project performance, using effective techniques to mitigate project risks. Wherever practicable, New RC will finance Exempt Projects with non-recourse debt.

New RC's portfolio diversification approach serves to mitigate the risks presented by any single project. Open access transmission service and the growing demand for new generating capacity also mitigate risks of domestic EWG projects.

          2.  Prior investments

Through Conectiv and Pepco, New RC has considerable experience with generation projects and foreign utility investments, including both Exempt Projects and non-exempt projects.

          3.  Current financial condition

Credit ratings, capitalization ratios, and other financial factors attest that New RC and the Operating
Utility Companies are in sound financial condition.

As of June 30, 2001, the senior unsecured debt of the Operating Utility Companies was rated
"investment grade" by both of the major rating agencies. It is anticipated that New RC will receive an investment grade rating. See Item 1.E.5 above for a summary of the debt ratings for the
Operating Utility Companies.

Pursuant to the terms and conditions applicable to the general financing authorization sought herein, restrictions are triggered if New RC's senior unsecured debt would fall below investment grade.
Specifically, New RC has committed that without further authorization from the Commission, it will not issue any additional debt to finance investments in Exempt Projects if, upon original issuance, New RC's senior unsecured debt obligations are not rated investment grade by at least one of the major ratings agencies.

As of the date of the Merger, the Common Equity Ratios of New RC, Pepco, ACE,26 and Delmarva
will exceed the Commission's traditional 30% standard. Pursuant to the terms and conditions applicable to the general financing authorization sought herein, significant restrictions come into play if New RC's Common Equity Ratio would fall below 30%. In that event, without a further order from the Commission, New RC would be precluded from issuing any additional debt.

Additional investments in Exempt Projects will not have a negative impact on the Operating Utility
Companies' abilities to fund their operations since the Operating Utility Companies will not depend on New RC for capital. It is anticipated that the Operating Utility Companies will finance their capital needs entirely with their own internal funds and proceeds of external financings by them during the Authorization Period. New RC does not currently anticipate a need to make any equity investments in the Operating Utility Companies over the course of the Authorization Period.

          4.  Protection of Operating Utility Companies; state letters

The Operating Utility Companies will remain insulated from the direct effects of EWG and FUCO investments.

_____________________
26As discussed above under "Financial Condition", the Common Equity Ratio for ACE excludes securitization debt issued by, or to be issued by, ACE Transition Funding.
-------------------------------

All of New RC's Exempt Projects will be legally and structurally separate from the Operating
Utility Companies. Consequently, any losses in connection with Exempt Projects would have no direct effect on the wholesale or retail electric or gas rates of the Operating Utility Companies.

New RC affirms that it will not seek recovery through higher rates to the Operating Utility
Companies' utility customers in order to compensate New RC for any losses it may sustain on investments in any Exempt Projects or for any inadequate returns on those investments.

New RC affirms that it will comply with the other conditions of rule 53(a) conferring specific protections on customers of the Operating Utility Company and their state commissions, namely:

•	the requirements of rule 53(a)(2) regarding the preparation and making available of books and records and financial reports regarding Exempt Projects;
•	the requirements of rule 53(a)(3) regarding the limitation on the use of Operating Utility Company employees in connection with providing services to Exempt Projects; and
•	the requirement of rule 53(a)(4) regarding filing of copies of applications and reports.

With respect to relevant financial benchmarks specifically contemplated by the terms of rule 53, none of the conditions enumerated in paragraph (b) thereof is applicable. New RC affirms that it will notify the Commission in writing if any of the circumstances described in rule 53(b) arise during the Authorization Period.

New RC will remain in compliance with the requirements of Rule 53(a), other than Rule 53(a)(1), at all times during the Authorization Period.

Further, in addition to providing the affected state commissions with copies of FUCO notices filed with this Commission and EWG applications filed with the FERC apprising the state commissions of each specific project in which New RC invests, New RC will furnish to these state commissions, concurrently with submission to the Commission, copies of the quarterly reports New RC files in this docket pursuant to rule 24.

Finally, New RC will obtain letters from the state commissions to the Commission stating that, based on the commitments of New RC and subject to the qualifications referred to or stated in the letters, New RC's investment in Exempt Projects up to the New RC Exempt Project Limit would not have an adverse impact on the respective state Commission's ability to protect New RC's Operating
Utility Companies or their retail customers. New RC hereby affirms that it will abide by the restrictions and commitments set forth in such letters.

H.  Payment of Dividends Out of Capital or Unearned Surplus

     1.  Reauthorization of Previous Authorization for Conectiv, ACE and Delmarva

Pursuant to the orders of the Commission in File No. 70-9499 dated September 9, 1999 (HCAR No.
35-27079), January 28, 2000 (HCAR No. 35-27126) and April 27, 2000 (HCAR No. 35-27173)
(collectively, the "Conectiv Dividend Orders"), Conectiv, ACE and Delmarva were granted various authorizations to pay dividends out of capital or unearned surplus, subject to a reservation of jurisdiction over each such payment.

Pursuant to the Conectiv Dividend Orders, Conectiv was authorized to pay dividends from capital or unearned surplus over six quarterly periods aggregating up to approximately $144 million. As of
June 30, 2001, Conectiv had paid dividends out of capital or unearned surplus totaling $46 million for two quarterly dividends. Thus, Conectiv has remaining authorization to pay dividends out of capital or unearned surplus over four additional quarters pursuant to the Conectiv Dividend Orders.

Pursuant to the Conectiv Dividend Orders, ACE was authorized to pay dividends out of capital or unearned surplus over four quarterly periods aggregating up to $52 million and Delmarva was authorized to pay dividends out of capital or unearned surplus over four quarterly periods aggregating up to $52.4 million. As of June 30, 2001, neither ACE nor Delmarva had paid any dividends out of capital or unearned surplus pursuant to the Conectiv Dividend Orders.

The Applicants request that the remaining capacity for Conectiv, ACE and Delmarva to pay dividends out of capital or unearned surplus be reauthorized in this file and that the Conectiv
Dividend Orders be deemed replaced by the order issued in this file. Further, the Applicants request that the Commission reserve jurisdiction over any future payments of dividends out of capital or unearned surplus by Conectiv, ACE or Delmarva pending completion of the record.

     2.  Payment of Dividends by New RC and Pepco Out of Capital or Unearned Surplus

The Applicants request that New RC and Pepco be permitted to pay dividends, from time to time through the Authorization Period, out of capital and unearned surplus subject to a reservation of jurisdiction by the Commission over any future payments of dividends out of capital or unearned surplus by New RC and Pepco pending completion of the record.

     3.  Payment of Dividends by CEH and Subsidiaries Out of Capital or Unearned Surplus

The Applicants request that CEH, ACE REIT, CAG, CDG and the New Utility Subsidiaries be
permitted to pay dividends, from time to time through the Authorization Period, out of capital and unearned surplus subject to a reservation of jurisdiction by the Commission over any future payments of dividends out of capital or unearned surplus by CEH, ACE REIT, CAG, CDG and the
New Utility Subsidiaries pending completion of the record.

     4.  Payment of Dividends by Nonutility Subsidiaries Out of Capital or Unearned Surplus

The Applicants propose that Nonutility Subsidiaries (including CEH, ACE REIT, CAG, CDG and the New Utility Subsidiaries upon the receipt of EWG status) be permitted to pay dividends, from time to time through the Authorization Period, out of capital and unearned surplus, to the extent permitted under applicable corporate law.

I.  Filing of Certificates of Notification

It is proposed that, with respect to New RC, the reporting systems of the Securities Act of 1933, as amended (the "1933 Act") and the Securities Exchange Act of 1934, as amended (the "1934 Act")
be integrated with the reporting system under the Act. This would eliminate duplication of filings with the Commission that cover essentially the same subject matters, resulting in a reduction of expense for both the Commission and New RC. To effect such integration, the portion of the 1933
Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorizations granted in this proceeding would be incorporated by reference into this proceeding through Rule 24 certificates of notification. The certificates would also contain all other information required by Rule 24, including the certification that each transaction being reported on had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application-Declaration. Such certificates of notification would be filed within
60 days after the end of the first three calendar quarters and 90 days after the end of the last calendar quarter. The initial Rule 24 certificate of notification will be filed as of the last day of the first full calendar quarter following the date of the Merger.

A copy of relevant documents (e.g., underwriting agreements, indentures, bank agreements) for the relevant quarter will be filed with, or incorporated by reference from 1933 Act or 1934 Act filings in such Rule 24 certificates.

The Rule 24 certificates will contain the following information:

•	The sales of any common stock or preferred securities by New RC and the purchase price per share and the market price per share at the date of the agreement of sale;
•

The total number of shares of New RC common stock issued or issuable pursuant to options granted during the quarter under employee benefit plans and dividend reinvestment plans including any employee benefit plans or dividend reinvestment plans hereafter adopted;

•

If New RC common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer;

•	If a guarantee is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guarantee and the amount of the guarantee;
•	The amount and terms of any New RC indebtedness or Genco debt issued during the quarter;
•	The amount and terms of any short-term debt issued by any jurisdictional Utility Subsidiary during the quarter;
•	The amount and terms of any financings consummated by any Nonuility Subsidiary that are not exempt under Rule 52;
•	The notional amount and principal terms of any Hedge Instruments or Anticipatory Hedges entered into during the quarter and the identity of the other parties thereto;
•

The name, parent company and amount invested in any intermediate subsidiary or financing subsidiary during the quarter and the amount and terms of any securities issued by such subsidiaries during the quarter;

•	A list of U-6B-2 forms filed with the Commission during the quarter, including the name of the filing entity and the date of filing;
•

Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including New RC, that has engaged in jurisdictional financing transactions during the quarter;

•	A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of New RC on a consolidated basis and CEH and each Operating Utility Company;
•

A retained earnings analysis of New RC on a consolidated basis and CEH and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter; and

•

Future registration statements filed under the 1933 Act with respect to securities that are subject of the Application-Declaration will be filed or incorporated by reference as exhibits to the next certificate filed pursuant to Rule 24.

Item 2. Fees, Commissions and Expenses

Estimated legal fees and expenses	*
Estimated miscellaneous expenses and fees	*
Total	*

* To be filed by amendment.

The above estimated fees and expenses do not include underwriting fees and other expenses incurred in completing specific financial transactions or other transactions covered in this file. The fees and expenses incurred for specific financings will not exceed 5% of the proceeds thereof.

Item 6. Exhibits and Financial Statements

            (a) Exhibits:

A-1	Form of Amended and Restated Certificate of Incorporation of New RC, Inc., incorporated by reference to Annex B to New RC, Inc.'s Registration Statement in Exhibit B-2, hereto
A-2	Form of Amended and Restated Bylaws of New RC, Inc., incorporated by reference to Annex C to New RC, Inc.'s Registration Statement in Exhibit B-2 hereto
A-3	Charter of Potomac Electric Power Company, incorporated by reference to Potomac Electric Power Company's Annual Report on Form 10-K, filed on March 27, 2000, SEC File No. 1-1072
A-4	Bylaws of Potomac Electric Power Company, as amended through January 25, 2001, incorporated by reference to Pepco's 2000 Annual Report on Form 10-K, filed on March 23, 2001, SEC File No. 1-1072
A-5	Restated Certificate of Incorporation of Conectiv, incorporated by reference to Conectiv's Current Report on Form 8-K, filed on March 6, 1998, SEC File No. 1-13895
A-6	Conectiv's Bylaws as amended October 26, 1999, incorporated by reference to Conectiv's 2000 Annual Report on Form 10-K filed on March 15, 2001, SEC File No. 1-13895
B-1

Agreement and Plan of Merger, dated as of February 9, 2001 among Potomac Electric Power Company, New RC, Inc. and Conectiv, incorporated by reference to Annex A to New RC, Inc.'s Registration Statement in Exhibit B-2 hereto

B-2	New RC, Inc. Registration Statement on Form S-4, filed on May 30, 2001, incorporated by reference to SEC File No. 333-57042
C	Not applicable
D	Not applicable
E	Not applicable
F-1	Opinion of Counsel - Pepco (to be filed by amendment)
F-2	Opinion of Counsel - Conectiv (to be filed by amendment)
G-1	Pepco's 2000 Annual Report on Form 10-K, filed on March 23, 2001, incorporated by reference to SEC File No. 1-1072
G-2	Conectiv's 2000 Annual Report on Form 10-K filed on March 15, 2001, incorporated by reference to SEC File No. 1-13895
G-3	Pepco's Quarterly Reports on Form 10-Q, filed on May 2, 2001 and August 10, 2001, incorporated by reference to SEC File No. 1-1072
G-4	Conectiv's Quarterly Reports on Form 10-Q, filed on May 10, 2001 and August 14, 2001, incorporated by reference to SEC File No. 1-13895
H-1	Proposed Form of Notice (previously filed)
I-1	Form of Money Pool Agreement (filed herewith)
J-1	New RC Long-Term Incentive Plan incorporated by reference to Annex I to New RC, Inc.'s Registration Statement in Exhibit B-2 hereto
K-1	Description of Existing Financing Arrangements of Pepco (filed herewith)
K-2

Description of Existing Financing Arrangements of Conectiv incorporated by reference to Exhibits I-1 and I-2 to File No. 70-9095.Such exhibits described existing financing arrangements at the formation of Conectiv. Subsequent Conectiv financing arrangements have been approved by orders of the Commission dated August 21, 1998 (HCAR No. 26907), September 28, 1998 (HCAR No. 26921), October 21, 1998 (HCAR No. 26930), November 13, 1998 (HCAR No. 26941), December 14, 1999 (HCAR No. 27111), August 17, 2000 (HCAR No. 27213) and June 7, 2001 (HCAR No. 27415) (and reported pursuant to Rule 24) or subject to exemption pursuant to Rule 52 (and reported on Form U-6B-2) or Rule 58 (and reported on Form U-9C-3))

M-1	New RC, Inc. Cash Flow and Capitalization Forecasts (filed herewith) (filed pursuant to a request for confidential treatment)
(b) Financial Statements:
FS-1	Balance Sheets as of June 30, 2001
1. Potomac Electric Power Company (previously filed)
2. Conectiv (previously filed)
3. New RC (proforma for Merger) (previously filed)
4. New RC (proforma for financing authorization requested in this Application-Declaration) (previously filed)
FS-2	Income Statement for the Twelve Months Ended June 30, 2001
1. Potomac Electric Power Company (previously filed)
2. Conectiv (previously filed)
3. New RC (proforma for Merger) (previously filed)
4. New RC (proforma for financing authorization requested in this Application-Declaration) (previously filed)
FS-3	Notes to Balance Sheets as of June 30, 2001 and Income Statement for the Twelve Months Ended June 30, 2001 (previously filed)

                                                             SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Pre-effective Amendment No. 1 to Form U-1 to be signed on their behalf by the undersigned thereunto duly authorized.

The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application that is pertinent to the application of the respective companies.

DATE: January 11, 2002	New RC, Inc. Potomac Electric Power Company Pepco Holdings, Inc. By: /s/ Dennis R. Wraase Dennis R. Wraase President and Chief Operating Officer
DATE: January 11, 2002	Edison Capital Reserves Corporation By: /s/ Ellen Sheriff Rogers Ellen Sheriff Rogers President
DATE: January 11, 2002

Potomac Capital Investment Corporation
American Energy Corporation
Edison Place, LLC
PCI Energy Corporation
Pepco Enterprises, Inc.
Energy and Telecommunications Services, LLC
Pepco Technologies, LLC
Potomac Capital Markets Corporation
Potomac Harmans Corporation
Potomac Capital Joint Leasing Corporation
PCI Holdings, Inc.
Potomac Delaware Leasing Corporation
PCI Nevada Investments
Potomac Leasing Associates, LP
Pepco Energy Company
Potomac Land Corporation
Longwood Estates Company
Harmans Building Associates
PepMarket.com
PCI Air Management Corporation
Potomac Aircraft Leasing Corporation
Potomac Nevada Corporation
Potomac Nevada Leasing Corporation
Potomac Equipment Leasing Corporation
Potomac Nevada Investment, Inc.
Friendly Skies, Inc.
PCI Engine Trading, Ltd.

By: /s/ John D. McCallum
       John D. McCallum
       President and Chief Executive Officer

DATE: January 11, 2002	Severn Cable LLC Severn Construction, LLC By: /s/ T. Scott Agnor T. Scott Agnor President and Chief Executive Officer
DATE: January 11, 2002	W.A. Chester, LLC W.A. Chester Corporation By: /s/ Robert L. Thompson, Jr. Robert L. Thompson, Jr. President and Chief Executive Officer
DATE: January 11, 2002

Pepco Energy Services, Inc.
Pepco Building Services, Inc.
MET Electrical Testing Company, Inc.
Substation Test Company, Inc.
Engineered Services, Inc.
G&L Mechanical Services, Inc.
Unitemp, Inc.
PES Home Services of Virginia
Potomac Power Resources, Inc.
Seaboard Mechanical Services, Inc.

By: /s/ E. R. Mayberry
       E. R. Mayberry
       President and Chief Executive Officer

DATE: January 11, 2002

Conectiv
ACE REIT, Inc.
ATE Investment, Inc.
ATS Operating Services, Inc.
Atlantic City Electric Company
Atlantic Generation, Inc.
Atlantic Jersey Thermal Systems, Inc.
Atlantic Southern Properties, Inc.
Binghamton General, Inc.
Binghamton Limited, Inc.
Conectiv Atlantic Generation, L.L.C.
Conectiv Bethlehem, Inc.
Conectiv Communications, Inc.
Conectiv Delmarva Generation, Inc.
Conectiv Energy Holding Company
Conectiv Energy Supply, Inc.
Conectiv Mid-Merit, Inc.
Conectiv Operating Services Company
Conectiv Plumbing, L.L.C.
Conectiv Properties and Investments, Inc.
Conectiv Resource Partners, Inc.
Conectiv Services, Inc.
Conectiv Solutions LLC
Conectiv Thermal Systems, Inc.
DCI I, Inc.
DCI II, Inc.
DCTC-Burney, Inc.
Delmarva Power & Light Company
King Street Assurance Ltd.
Pedrick Gen., Inc.
Vineland Limited, Inc.
Vineland General, Inc.

By: /s/ Philip S. Reese
       Philip S. Reese
       Vice President and Treasurer